UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2008

GRUPO AEROPORTUARIO DEL PACIFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, Mexico
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes       No  x

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

GRUPO AEROPORTUARIO DEL PACIFICO

REPORTS PASSENGER TRAFFIC INCREASE OF 12.8%

FOR FEBRUARY 2008

Guadalajara, Jalisco, Mexico – March 10, 2008 - Grupo Aeroportuario del Pacifico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) today announced preliminary terminal passenger traffic figures for the month of February 2008 compared to traffic figures for February 2007.

During February 2008, total terminal passengers increased 12.8% compared to February 2007 driven by domestic passenger traffic, which grew 14.3%, as well as a recovery in international passenger traffic, which increased 10.4% compared to February 2007.

Compared to February 2007, domestic terminal passenger traffic in February 2008 registered a net increase of 147.3 thousand passengers driven by growth in passenger traffic at 11 of the Company’s 12 airports. It is worth noting the growth at the airports of Guadalajara with 65.3 thousand passengers; Tijuana with 19.7 thousand passengers; Los Cabos with 20.0 thousand passengers; Puerto Vallarta with 16.6 thousand passengers; Hermosillo with 9.7 thousand passengers; Aguascalientes with 5.7 thousand passengers; Mexicali with 5.3 thousand passengers and Manzanillo with 2.3 thousand passengers. These airports represented 98.3% of the total increase. The increases continue to be largely attributable to the routes operated by the low-cost carriers (LCC’s), such as Interjet, Volaris, Alma, Click, VivaAerobus and Avolar.

On the other hand, domestic passenger traffic declined 6.9% at the Los Mochis airport as a result of the decreased traffic on the routes to Guadalajara and Tijuana.

International terminal passenger traffic registered an increase of 69.3 thousand passengers, or 10.4%, compared to February 2007, thus showing a recovery at 7 of the Company’s 12 airports after the negative trend experienced during 2007. It is worth noting the growth at the airports of Puerto Vallarta with 30.3 thousand passengers; Los Cabos with 20.5 thousand passengers and Guadalajara with 16.1 thousand passengers.

The growth at the Guadalajara airport was due to the recovery on the routes to and from Los Angeles, Dallas, Chicago (O’ Hare), Phoenix, Atlanta, Chicago (MDW), Portland, Fresno, Sacramento and San Francisco. It is also due to the increase in routes that were not in operation during the first half 2007, such as the ones to and from Panama and Bakersfield.

For more information please visit www.aeropuertos gap.com.mx or contact:

In Mexico	In the U.S.
Miguel Aliaga, Investor Relations Officer	Maria Barona / Peter Majeski
Grupo Aeroportuario del Pacifico, S.A.B. de C.V.	i-advize Corporate Communications, Inc.
Tel: 01 (333) 8801100 ext 216	Tel: 212-406-3690
maliagag@aeropuertosgap.com.mx	gap@i-advize.com

At the Puerto Vallarta airport, the growth was due to the recovery in traffic on the routes to and from Chicago (O’ Hare), Los Angeles, Phoenix, Denver, Minneapolis, Dallas, Houston, San Francisco, Seattle, Detroit, Atlanta, Newark, Portland and Canada. In the case of the Los Cabos airport, the increase was due to a recovery on the routes to and from California, Phoenix, Dallas, Denver, Houston, Seattle, Atlanta, Minneapolis, Newark, Portland and Canada.

At the Morelia airport, there was a decrease in the number of international terminal passengers that was possibly a result of the substitution effect as several of the LCC’s have increased the number of frequencies to and from Tijuana. This resulted in numerous passengers choosing to fly to the southern region of the U.S. via Tijuana due to lower fares, therefore lowering the volume of passengers flying to and from California. In addition, there was a decrease in the number of passengers traveling to and from Chicago.

At the Manzanillo airport, the decline was due to a decrease in passengers as a result of charter operations.

Domestic Terminal Passengers (in thousands):

International Terminal Passengers (in thousands):

Total Terminal Passengers (in thousands):

Low-Cost Carriers

At the close of February 2008, the weekly schedule of flights operated by LCC’s increased by 7 weekly segments compared to January 2007. As a result, GAP’s airports currently have a total of 1,016 weekly segments, totaling 61 routes operated by LCC’s.

During February 2008, a total of 555.6 thousand passengers were transported by LCC’s, representing approximately 47.2% of domestic passenger traffic for this month.

* * *

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates twelve airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Bajio, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

This press release may contain forward-looking statements. These statements are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial conditions, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 800-759-0045. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacifico, S.A.B. de C.V.

By: /s/ RODRIGO GUZMAN PERERA Rodrigo Guzman Perera Chief Financial Officer

Date: March 12, 2008